Annex A

 Transactions in the Ordinary Shares in the Past 60 Days

The following tables set forth transactions in the Ordinary Shares (which were in the form of ADS) in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per ADS is net of commissions.

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
11/05/2026	(200,000)	1.01